United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto

Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NeoGames S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L6673X107

(CUSIP Number)

Edmund Quatmann, Jr.

Chief Legal Officer, Executive Vice President and Secretary

100 West Liberty Street, 12th Floor,

Reno, Nevada 89501

(775) 328-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons Caesars Entertainment, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,127,257
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 6,127,257
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,127,257
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.5%
14	Type of Reporting Person CO

CUSIP No. L6673X107	13D	Page 3 of 7 pages

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of NeoGames S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “Issuer”), having its principal executive offices at 10 Habarzel Street, Tel Aviv, 6971014, Israel.

Item 2.	Identity and Background.

(a)-(c), (f) The name of the entity filing this Statement is Caesars Entertainment, Inc., a Delaware corporation (“Caesars”). The address of Caesars’ principal executive office is 100 West Liberty Street, 12th Floor, Reno, Nevada 89501. Caesars is the largest casino-entertainment company in the United States and one of the world’s most diversified casino-entertainment providers. The name, citizenship, business address and present principal occupation of each executive officer and director of Caesars is listed on Schedule A attached hereto (Caesars, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d)-(e) Neither Caesars nor, to the knowledge of Caesars, any other Reporting Person has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

William Hill Organization Limited, a private limited company incorporated with limited liability under the laws of England and Wales (“WHO”), and William Hill Limited (fka William Hill plc), a private limited company incorporated with limited liability under the laws of England and Wales (“WHL”), as parent of WHO, were previously the record holders of 6,127,257 Ordinary Shares (the “Shares”). In connection with the closing of Caesars’ acquisition of WHL on April 22, 2021 (the “Acquisition”), Caesars became the ultimate parent entity of WHO and WHL, and WHO and WHL each became an indirect, wholly owned subsidiary of Caesars. On August 13, 2021, Caesars became the holder of the Shares through a series of transactions by entities wholly owned by Caesars (the “Transfer”).

Caesars financed the Acquisition and the Transfer with a combination of cash on hand and new credit facilities funded by certain banks.

Item 4.	Purpose of Transaction.

WH Credit Facility

On August 6, 2015, WHO made available to the Issuer a credit facility (the “WH Credit Facility”) in the principal amount of $15.0 million, bearing interest at the rate of 5.0% per annum. On June 18, 2018, the WH Credit Facility was amended so that $10.0 million out of the $15.0 million would bear interest at the rate of 1.0% per annum and the remaining $5.0 million would continue to bear interest at the rate of 5.0% per annum.

On October 20, 2020, the Issuer entered into a loan agreement with William Hill Finance Limited (“WHFL”), an affiliate of WHO, which sets out amended terms and repayment schedules with respect to the outstanding loans under the WH Credit Facility (the “Loan Agreement”).

In the years ended December 31, 2018 and 2019, WHFL extended to the Issuer the following loans under the WH Credit Facility: (a) on March 13, 2018, an amount of $4.0 million (“Tranche A”), (b) on October 11, 2018, an amount of $2.0 million (“Tranche B”), (c) on January 29, 2019, an amount of $3.0 million (“Tranche C”) and (d) on September 27, 2019, an amount of $3.5 million (“Tranche D”).

On September 18, 2020, WHFL extended a loan of $2.5 million (“Tranche E”) to the Issuer, which was immediately used to pay off a portion of Tranche A. On September 18, 2020, WHFL also extended a loan of $2.0

CUSIP No. L6673X107	13D	Page 4 of 7 pages

million the Issuer under the WH Credit Facility (“Tranche F”), which was immediately used to pay off the remaining principal amount of Tranche A and all interest accrued under the WH Credit Facility as of such date. Therefore, the aggregate amount outstanding was approximately $13.2 million as of December 31, 2020.

Pursuant to the Loan Agreement, the maturity date for Tranches B, C, D and E is June 15, 2023, and the maturity date for Tranche F is June 30, 2021. As of December 31, 2020, the Issuer may not draw any additional funds under the WH Credit Facility. Tranche F bears interest at a rate of 5.0% per annum and Tranches B, C, D and E bear interest at a rate of 1.0% per annum.

Further pursuant to the Loan Agreement, WHFL has the right to appoint an observer to attend each of our board meetings until the full repayment of the loan facilities.

Further pursuant to the Loan Agreement, all present and future amounts owed under the WH Credit Facility must be secured by a pledge over the shares of NGS and NeoGames US, LLP, which are wholly owned subsidiaries of the Company.

Upon a change of control in the Company, WHFL is entitled to cancel the WH Credit Facility and declare all amounts outstanding thereunder, together with all other amounts accrued under the Loan Agreement, due and payable upon not less than five business days’ notice.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might take may be made at any time and from time to time without prior notice and will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that Reporting Persons will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, Caesars does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, they may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Caesars may be deemed to have the following:

(i)	Aggregate number of Ordinary Shares beneficially owned: 6,127,257

(ii)	Percentage of Ordinary Shares beneficially owned: 24.5% based on 24,983,855 Ordinary Shares outstanding as of April 12, 2021.

(iii)	Sole power to vote of direct the vote: 6,127,257

(iv)	Shared power to vote or direct the vote: -0-

CUSIP No. L6673X107	13D	Page 5 of 7 pages

(v)	Sole power to dispose or direct the disposition of: 6,127,257

(vi)	Shared power to dispose or direct the disposition of: -0-

To the knowledge of Caesars, no other Reporting Person beneficially owns any Ordinary Shares.

(c) Other than the Acquisition and Transfer described in Item 3 above, neither Caesars nor, to the knowledge of Caesars, any other Reporting Person, has effected any transactions with respect to the Ordinary Shares within the last 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the WH Credit Facility and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Form of Loan Agreement, dated October 20, 2020, between Neogames S.à r.l. and William Hill Finance Limited (filed as Exhibit 10.4 to NeoGames S.A.’s Form F-1 filed on October 27, 2020, File No. 333-249683, and incorporated herein by reference).

CUSIP No. L6673X107	13D	Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

CAESARS ENTERTAINMENT, INC.

/s/ Edmund L. Quatmann, Jr.
Name:	Edmund L. Quatmann, Jr.
Title:	Chief Legal Officer, Executive Vice President and Secretary

CUSIP No. L6673X107	13D	Page 7 of 7 pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CAESARS ENTERTAINMENT, INC.

The name, title and present principal occupation or employment of each of the executive officers and directors of Caesars Entertainment, Inc. are set forth below. The business address of each director and executive officer listed below is Caesars Entertainment, Inc., 100 West Liberty Street, 12th Floor, Reno, Nevada 89501. Each of the executive officers and directors listed below is a U.S. citizen.

Executive Officers

Name	Principal Occupation
Gary L. Carano	Executive Chairman of the Board

Thomas R. Reeg	Chief Executive Officer

Bret Yunker	Chief Financial Officer

Anthony L. Carano	President and Chief Operating Officer

Edmund L. Quatmann, Jr.	Chief Legal Officer, Executive Vice President and Secretary

Stephanie Lepori	Chief Administrative and Accounting Officer

Josh Jones	Chief Marketing Officer

Directors

Name	Principal Occupation
Gary L. Carano	Executive Chairman of the Board of Caesars Entertainment, Inc.

Bonnie S. Biumi	Former President and Chief Financial Officer of Kerzner International Resorts

Jan Jones Blackhurst	Former Executive Vice President, Public Policy and Corporate Responsibility of Caesars Entertainment Corporation

Frank J. Fahrenkopf	Former President and Chief Executive Officer of the American Gaming Association

Don R. Kornstein	Founder and Managing Director of Alpine Advisors LLC

Courtney R. Mather	Former Portfolio Manager of Icahn Capital LP

Michael E. Pegram	Managing Member of Gpeg; Former Chairman of the Thoroughbred Owners of California

Thomas R. Reeg	Chief Executive Officer of Caesars Entertainment, Inc.

David P. Tomick	Co-Founder, Former Chairman and Former Chief Financial Officer of Securus, Inc.